Exhibit 99.6

Chapman Petroleum Engineering Ltd.

445, 708 - 11th Avenue S.W., Calgary, Alberta T2R 0E4 • Phone: (403) 266-4141 • Fax: (403) 266-4259

March 13, 2009

Challenger Energy Corp.

Suite 200, 744 - 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3T4

Attention: Board of Directors

Re:	Report on Reserves Data
by Chapman Petroleum Engineering Ltd. (“Chapman”)
Qualified Reserves Evaluators

To the board of directors of Challenger Energy Corp. (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2008. The reserves data consist of the following:

	(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2008 using forecast prices and costs; and

		(ii)	the related estimated future net revenue; and

	(b)	(i)	proved oil and gas reserves estimated as December 31, 2008 using constant prices and costs; and

		(ii)	the related estimated future net revenue.

2.	The reserves data are responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of  Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following tables set forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2008, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and board of directors:

Independent Qualified Reserves	Description & Preparation Data of	Location of	Net Present Value of Future Revenue (before income taxes, 10% discount rate) - M$
Evaluator	Evaluation Report	Reserves	Audited	Evaluated	Reviewed	Total
Chapman	Challenger Energy Corp. March 6, 2009	Canada	—	630	—	630
Totals			—	630	—	630

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Chapman, Calgary AB, March 13, 2009	/s/ C.W. Chapman, P. Eng.
C.W. Chapman, P. Eng.

Chapman Petroleum Engineering Ltd.